AMENDMENT

to

Mutual Fund Services Agreement

Between

THE Cutler Trust

and

Ultimus Fund Solutions, LLC

This Amendment to the Mutual Fund Services Agreement, dated April 18, 2005 and most recently amended on January 1, 2020 (collectively, the “Agreement”), between The Cutler Trust (the “Trust”), a Delaware business trust, and Ultimus Fund Solutions, LLC (“Ultimus”), an Ohio limited liability company (collectively, the “Parties”), is entered into effective the 1st day of February, 2020.

WHEREAS, the Parties entered into the Agreement; and

WHEREAS, the Parties agree to amend and revise the Agreement to revise certain provisions of the Agreement as set forth below.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Section 10 of the Agreement is deleted and replaced in its entirety to read as follows:

The term of this Agreement shall continue in effect, unless earlier terminated by either party hereto as provided hereunder, for a period of three years from the effective date of this Amendment (the “Initial Term”). Thereafter, unless otherwise terminated as provided herein, this Agreement shall be renewed automatically for successive one-year periods (“Rollover Periods”).

A party may terminate this Agreement without penalty under the following circumstances.

(i) End of Term Termination. A party can terminate this Agreement at the end of the Initial Term or any Rollover Period, by providing written notice of termination to the other party at least sixty (60) days prior to the end of the Initial Term or then current Rollover Period;

(ii) Mutual Termination. The parties can terminate this Agreement by mutual agreement; or

(iii) For “Cause” Termination. During the Initial Term or then current Rollover Period, a party may terminate this Agreement for cause (as defined herein) upon the provision of thirty (30) days’ advance written notice by the party alleging cause.

For purposes of this Agreement, “cause” shall mean: (1) a material breach of this Agreement that has not been remedied within thirty (30) days following written notice of such breach from the non-breaching party; (ii) a series of negligent acts or omissions or breaches of this Agreement which, in the aggregate, constitute in the reasonable judgment of the Trust, a serious failure to perform satisfactorily Ultimus’ obligations hereunder; (iii) a final, unappealable judicial, regulatory or administrative ruling or order in which the non-terminating party has been found guilty of criminal or unethical behavior in the conduct of its business; or (iv) financial difficulties on the part of the non-terminating party which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 of the United States Code, as from time to time is in effect, or any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or the modification or alteration of the rights of creditors.

Any termination by the Trust or Portfolio other than termination as set forth above is deemed an “Early Termination.” The Trust or Portfolio that provides a notice of a termination that constitutes an Early Termination is subject to an “Early Termination Fee” equal to the pro-rated fee amount due to Ultimus through the end of the Initial Term or then current Rollover Period as calculated in accordance with the Fee Schedule set forth in Schedule B attached hereto. A Portfolio that is liquidated or merged with another Portfolio in the Trust shall not be subject to an Early Termination Fee.

Notwithstanding the foregoing, after any termination of this Agreement for so long as Ultimus, with the written consent of the Trust, in fact continues to perform any one or more of the services contemplated by this Agreement or any schedule or exhibit hereto, the provisions of this Agreement, including without limitation the provisions dealing with indemnification, shall continue in full force and effect. Compensation due Ultimus and unpaid by the Trust upon such termination shall be immediately due and payable upon and notwithstanding such termination. Ultimus shall be entitled to collect from the Trust, in addition to the compensation described in Schedule B, the amount of all of Ultimus' cash disbursements for services in connection with Ultimus' activities in effecting such termination, including without limitation, the delivery to the Trust and/or its designees of the Trust's property, records, instruments and documents.

2. In the section titled “Fees” in Schedule B to the Agreement, the table setting forth fees based on average daily net assets is amended to read as follows:

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Average Daily Net Assets	Fee
First $500 million	[REDACTED]
$500 million to $1 billion	[REDACTED]
In excess of $1 billion	[REDACTED]

Except as set forth in this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment and the Agreement, the terms of this Amendment will prevail.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of February 1, 2020.

	The Cutler Trust		Ultimus Fund Solutions, LLC

By:	/s/ Erich Patten	By:	/s/ David K. James
Name:	Erich Patten	Name:	David K. James
Title:	President	Title:	Executive Vice President and Chief Legal and Risk Officer

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